UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated December 4, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    A news release dated 15 November 2012 entitled ‘VODAFONE INDIA SECURES SPECTRUM TO ENHANCE MOBILE SERVICES FOR CUSTOMERS’

2.                                    A news release dated 16 November 2012 entitled ‘VODAFONE IRELAND SECURES SPECTRUM TO DELIVER ENHANCED SERVICES FOR CUSTOMERS’

3.                                    A news release dated 22 November 2012 entitled ‘VODAFONE AND THE LONDON BUSINESS SCHOOL BRING MOBILE FOR GOOD SUMMIT TO TANKS, TATE MODERN’

4.                                    A news release dated 27 November 2012 entitled ‘SAFARICOM LAUNCHES M-SHWARI – OFFERING INTEREST AND LOANS – ON M-PESA’

5.                                    A news release dated 30 November 2012 entitled ‘GROUP ENTERPRISE ORGANISATION ANNOUNCEMENT AND CABLE & WIRELESS WORLDWIDE INTEGRATION UPDATE’

6.                                    Stock Exchange Announcement dated 13 November 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

7.                                    Stock Exchange Announcement dated 15 November 2012 entitled ‘Vodafone Group Plc’

8.                                    Stock Exchange Announcement dated 26 November 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

9.                                    Stock Exchange Announcement dated 30 November 2012 entitled ‘Vodafone Group Plc - Voting Rights and Capital’

 15 November 2012

VODAFONE INDIA SECURES SPECTRUM TO ENHANCE MOBILE SERVICES FOR CUSTOMERS

Vodafone India has been awarded spectrum licences in 14 telecom circles in the Indian government’s 1800 MHz spectrum auction, enabling the company to provide customers with enhanced mobile services across the country, including in rural areas.

Vodafone India bid successfully for 2.5MHz of spectrum in Madhya Pradesh, Uttar Pradesh West, Haryana, Orissa, North East, Bihar, Jammu & Kashmir, Assam and West Bengal and 1.25MHz in Punjab, Himachal Pradesh, Uttar Pradesh East, Maharashtra and Kerala. Vodafone’s total bid in the auction was £138million (INR11.28bn1).The spectrum secured is available for use immediately.

Vodafone’s decision to participate in the 2G auction was to secure additional spectrum in circles where it has not received new 2G spectrum since 2008. Since then, Vodafone’s customer base in India has grown from 60 million to over 150 million today. The additional spectrum and continued network investments will enable Vodafone India to build on its success in delivering superior mobile services to its customers throughout India.

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For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 407 million customers in its controlled and jointly controlled markets as of 30 September 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit www.vodafone.com

Notes

1 At an exchange rate of £1.00: INR 81.86

16 November 2012

VODAFONE IRELAND SECURES SPECTRUM TO DELIVER ENHANCED SERVICES FOR CUSTOMERS

Vodafone Ireland has secured a significant amount of spectrum in the Irish government’s auction, enabling the company to provide its customers with enhanced mobile internet services across the country.

The spectrum award will support Vodafone Ireland’s plans to develop the next generation of wireless data services, known as Long Term Evolution (LTE) technology. LTE transforms the customer experience of the mobile internet, offering high-speed data access and rich multimedia services.

Vodafone Ireland acquired 2x10MHz in the 800MHz band, 2x10MHz in the 900MHz band, and 2x15 MHz in the 1800MHz band valid from 2013 until 2015. Vodafone Ireland also acquired 2x10MHz in the 800MHz band, 2x10MHz in the 900MHz band, and 2x25MHz in the 1800MHz band valid from 2015 until 2030. The total amount paid is €160.85million.

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For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 407 million customers in its controlled and jointly controlled markets as of 30 September 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit www.vodafone.com

22 November 2012

VODAFONE AND THE LONDON BUSINESS SCHOOL BRING MOBILE FOR GOOD SUMMIT TO TANKS, TATE MODERN

The Mobile for Good Summit will be held in London on 10 December, 2012, hosted by Vittorio Colao, CEO of Vodafone Group, and Sir Andrew Likierman, Dean of London Business School.

The event will focus on the transformational impact mobile technology is having on global health, education, agriculture, financial services and the lives of women. The Summit is being funded by the Vodafone Foundation as part of its Mobile for Good programme.

Speakers will include Justine Greening MP, Secretary of State for International Development; Professor Jeffrey Sachs, Director of The Earth Institute at Columbia University; Cherie Blair, Founder, the Cherie Blair Foundation for Women; Dr Mike Lynch, founder of Autonomy; Yafang Sun, Chairwoman of the Board, Huawei; Sir Andrew Witty, CEO of GlaxoSmithKline; Professor Dean Karlan, Professor of Economics at Yale University; Dame Helen Alexander, Chairman,UBM plc; Justin Forsyth, CEO of Save the Children; Lord Mark Malloch-Brown, formerly Minister of State in the Foreign Office and a former Deputy Secretary-General and Chief of Staff at the UN; Sir Mark Walport, Director of the Wellcome Trust; and Seth Berkley, CEO of GAVI Alliance. The event will be chaired by Becky Anderson, the anchor of CNN International’s flagship news programme Connect the World.

The Mobile for Good Summit will be a platform for announcing new research and partnerships, showcasing innovative solutions using mobile technology and discussing how businesses, NGOs and governments across the world can work together to implement high impact solutions at scale for public benefit.

Event partners include Editorial Intelligence and CNN International.

Vittorio Colao, CEO of Vodafone Group, said: “Mobiles are radically improving lives in emerging and developed countries. This is one of the most transformative technologies in human history, leading people in emerging markets out of poverty and changing the way businesses operate everywhere.”

Sir Andrew Likierman, Dean, London Business School, said: “Over the last three decades, mobile telephony has emerged from being technologically possible to globally used in countless previously unimagined ways. The impact of mobile telephony has been far reaching. It touches how we communicate, how we work, how we receive information and how we manage our lives.

“At London Business School, our vision is to have a profound impact on the way the world does business and, to that end, we’ve been exploring what it is that inhibits and enables entrepreneurial projects in this field to evolve from pilot to scale. We’re excited to be part of the discussion around this area and very much looking forward to the Summit in December”.

For further information:

Vodafone Group

Media Relations

Tel:  +44 (0) 1635 664444

www.mobileforgoodsummit.com

Note to Editors

Vodafone Group and the Vodafone Foundation are involved in numerous initiatives aimed at improving lives, including the following:

•                  In February 2011, the Vodafone Egypt Foundation launched the Illiteracy Eradication Initiative with the aim of helping millions of illiterate adults in Egypt learn to read and write. The aim was to help eradicate adult illiteracy in Egypt within five years and the project was launched in association with UNESCO. The Vodafone Egypt Foundation developed and launched a smartphone application to help users learn how to read and write in Arabic. The application aids learning through a talkback function and picture associated learning. Sixty thousand people have graduated and 100,000 people have enrolled in the programme.

•                  Every year, an estimated 3,000 women in Tanzania are left without treatment for obstetric fistula. When a frontline health worker in a rural village refers a patient to a specialist hospital, money is sent from the hospital to the local doctor using Vodafone’s M-Pesa mobile text payment system. The doctor books the treatment and arranges travel for the patient.

•                  The TecSOS handset is an innovative mobile phone designed for use by women at risk of domestic violence. Developed by the Vodafone Spain Foundation in collaboration with the Spanish Red Cross and the TecSOS Foundation, the handset enables a user to push a central button and activate immediate contact with the emergency services, providing instant details of location and enabling an immediate recording of all activity in the immediate vicinity of the handset. The handsets have been used by 20,543 women in 5 European countries.

•                  In 2009, the Vodafone Foundation announced an agreement with the Rockefeller Foundation and the United Nations Foundation to form the Mobile Health Alliance. The mHealth Alliance seeks to encourage the development of healthcare solutions that utilise mobile technology.

•                  In Kenya, mobile money transfer service M-Pesa is helping farmers access low cost insurance against crop failure. The Kilimo Salama partnership between the Syngenta Sustainable Agriculture Foundation and UAP Insurance provided 22,000 farmers with micro-insurance in 2011, this service helped farmers protect their investment in seeds, fertilisers and chemicals against crop failure due to drought.

•                  In Turkey, Vodafone Farmers’ Club offers special rates and a range of information services to farmers in Turkey using mobile technology. The service improves farming incomes, as well as increasing efficiency and sustainability. Vodafone launched this initiative with the Turkish Ministry of Agriculture and Rural Affairs.

About Vodafone Group

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 407 million customers in its controlled and jointly controlled markets as of 30 September 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit www.vodafone.com

About Vodafone Foundation

At the heart of the Foundation is the belief that Vodafone’s mobile communications technologies can address some of the world’s most pressing humanitarian challenges and Vodafone’s responsibility is to utilise mobile technology in mobilising social change and improving people’s lives. The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of Vodafone’s global and local social investment programmes. Vodafone Foundation UK registered charity number 1089625.

About London Business School

London Business School’s vision is to have a profound impact on the way the world does business. The School is consistently ranked among the best in the world for its full-time MBA programme. The School holds the highest average research score of any UK academic institution. The School’s faculty, from over 30 countries, is grouped into seven subject areas: Accounting; Economics; Finance; Management Science and Operations; Marketing; Organisational Behaviour; and Strategy and Entrepreneurship. It has four research centres: Aditya Birla India Centre, Centre for Corporate Governance, Coller Institute of Private Equity and Deloitte Institute of Innovation and Entrepreneurship.

27 November 2012

SAFARICOM LAUNCHES M-SHWARI – OFFERING INTEREST AND LOANS – ON M-PESA

From today, M-Pesa customers in Kenya will have access to interest bearing saving accounts and have the ability to take out small loans through a new service, called M-Shwari. This is the next step in the M-Pesa story of increasing further access to a wider range of financial services and is the result of a new strategic cooperation between Vodafone, Safaricom and the Commercial Bank of Africa (CBA).

Safaricom customers can sign up to the M-Shwari interest bearing savings account, provided by CBA, directly through the M-Pesa menu on their phone. There are no forms to complete and no need to visit a bank branch.  M-Pesa customers can also apply to CBA for a mini-loan, again directly from their phone.  Based on the individual customer’s M-Pesa transactions and savings history, CBA determines the customer’s eligibility.  The loan money is sent by CBA to the customer’s M-Pesa account immediately, again emphasising the convenience and simplicity of M-Shwari.

Working alongside Safaricom and CBA, Vodafone has provided the functionality of M-Shwari and designed the best user experience.

Michael Joseph, Director for M-Pesa within Vodafone Group, says: ‘M-Shwari is a transformational service: saving is no longer the privilege of an elite; all Kenyans can now save, even the smallest amounts and at their own pace. M-Shwari creates a safe environment for customers to borrow small amounts and links the amounts of credit available to the ability to save.  Through their M-Shwari savings account, M-Pesa customers are empowered to manage their financial lives’.

He adds: ‘Working with CBA meant having access to banking expertise in savings and loans and allowing M-Pesa customers to earn interest from their savings. This is an important step forward for millions of M-Pesa customers in Kenya.’

M-Shwari is a truly mobile proposition, which leverages the power of mobile communications to provide simple and valuable access to banking services.  Michael Joseph explains: ‘Based on our experience in Kenya, we will look to take this innovation to other markets’.

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For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 407 million customers in its controlled and jointly controlled markets as of 30 September 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit www.vodafone.com

30 November 2012

GROUP ENTERPRISE ORGANISATION ANNOUNCEMENT AND CABLE & WIRELESS WORLDWIDE INTEGRATION UPDATE

Vodafone Group Plc (“Vodafone”) today announces the creation of a new Group Enterprise unit, effective from 1 January 2013.  Nick Jeffery, currently CEO of Cable & Wireless Worldwide (“CWW”), will be appointed Group Enterprise Director responsible for the new unit, and will report to Vittorio Colao, Group CEO. The new unit will have four vertical teams reporting into Nick as follows:

–                     Vodafone Global Enterprise

–                     Vodafone Carrier Services

–                     Machine-to-Machine solutions

–                     Hosting and Cloud Services

The above teams will be full worldwide business units with presence in 50 countries.  In addition, these teams will be supported by dedicated Enterprise Channels and Sales Operations, as well as Enterprise Products and Marketing teams to provide standardised processes, tools, platforms and products across the Enterprise unit.

Following our acquisition of CWW in July 2012, it has become clear that there is strong customer demand for combined products and services. To realise this growth opportunity, we have decided to accelerate the CWW integration process ahead of our original schedule.

As a consequence of this acceleration, from 1 January 2013 we will start the merger process of the following activities:

–                     CWW’s UK-based enterprise businesses with Vodafone’s UK-based enterprise businesses

–                     CWW’s international businesses, Carrier Services, Hosting and Cloud Services, and product activity with our newly created Group Enterprise unit

–                     CWW’s Customer Service with Vodafone UK’s Customer Operations

–                     CWW’s Finance, Human Resources, and Legal and Regulatory activity with those of Vodafone UK

–                     CWW Technology with Group Technology

The creation of a Group Enterprise unit and acceleration of CWW’s integration will allow us to build on our strength in the Enterprise segment. As announced in September 2012, we expect to incur cumulative integration costs of approximately £500 million by March 2016. This is expected to deliver cash flow synergies of £150 million to £200 million per annum by March 2016, resulting in operating free cash flow for the Group in that year of £250 million to £300 million from the acquisition.

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For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 7919 990230	Telephone: +44 1635 664 444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 407 million customers in its controlled and jointly controlled markets as of 30 September 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit www.vodafone.com

Forward-looking statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to Vodafone’s expectations and future performance resulting from the Cable & Wireless Worldwide integration. In particular, such forward-looking statements include: statements in relation to the strengthening of the Group’s Enterprise segment; statements in relation to expected integration costs; and statements in relation to cash flow synergies and expected operating free cash flow. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Forward-looking statements” and “Principal risk factors and uncertainties” in Vodafone Group Plc’s Annual Report for the year ended 31 March 2012 and under the headings “Forward-looking statements” and “Risk Factors” in Vodafone Group Plc’s half-yearly results announcement for the six months ended 30 September 2012. The Annual Report and the half-yearly results announcement can both be found on the Group’s website (www.vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

13 November 2012

RNS: 0250R

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 13 November 2012 by Computershare Trustees Limited that on 12 November 2012 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 168.25p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Andrew Halford*                                  150

Matthew Kirk                                       148

Ronald Schellekens                            150

* Denotes Director of the Company

15 November 2012

RNS: 2738R

Vodafone Group Plc (“the Company”)

The following announcement is made in accordance with Disclosure and Transparency Rule 3.1.4R.

On 14 November 2012, the Company granted a conditional award of performance shares over 2,713,845 ordinary shares of US$0.11 3/7 each in the capital of Vodafone Group Plc to Philipp Humm, a PDMR of the Company. The award has been granted in accordance with the Vodafone Global Incentive Plan (incorporating co-investment). The vesting of this award is conditional on continued employment with the Vodafone Group, retention of co-investment and on the satisfaction of a performance condition approved by the Remuneration Committee. For further details of the Vodafone Global Incentive Plan, please see pages 79 and 80 of the Company’s 2012 Annual Report, available at www.vodafone.com/investor.

PDMRs are subject to the Company’s share ownership guidelines, which provide that they will acquire and maintain minimum levels of shareholding. The level of ownership is two times salary for PDMRs who are members of the Executive Committee but not directors of the Company. The Company was advised on 15 November 2012 by UBS Trustees (Jersey) Limited that on 15 November 2012 Philipp Humm acquired an interest in 205,584 ordinary shares of US$0.11 3/7 each in the Company at the price of 162.3 pence per share, on the London Stock Exchange.  These shares will be used for the purpose of co-investment.

26 November 2012

RNS: 0038S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 26 November 2012 by Computershare Plan Managers that on 26 November 2012, Nick Read, a person discharging managerial responsibility, exercised an option over 9,669 ordinary shares of  U.S.$0.11 3/7 each in the Company (“Ordinary Shares”). The option was granted on 23 July 2009 at an option price of 93.85p per Ordinary Share, pursuant to the Rules of the Vodafone Group 2008 Sharesave Scheme.  Mr Read retained all 9,669 Ordinary Shares.

30 November 2012

RNS:  3359S

VODAFONE GROUP PLC

VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 53,820,240,669 ordinary shares of U.S.$0.11 3/7 each with voting rights, of which 4,636,795,066  ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 49,183,445,603.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 4, 2012	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary